UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MGN Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

59317W103

(CUSIP Number)

James Bennett Stanley, 237 Tramway Drive, Ste. D, Box 4470, Stateline, NV 89449-4470
(775) 588-0315

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59317W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Acceleron Capital Ltd; TIN: 20-2477865

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,612,412

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,612,412

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,612,412

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.86%

14.	Type of Reporting Person (See Instructions)

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
(a)	1,612,412 shares of common stock; 3.86% of issued and outstanding shares of common stock of the Issuer.
(b)	Reporting person has 100% sole voting power as to 1,612,412 shares of common shares of common stock.
(c)

Acceleron Capital Ltd sold shares of MGN Technologies, Inc. common stock in a private sale on July 27, 2006.  Acceleron Capital Ltd sold 1,000,000 shares of Common Stock of MGN Technologies, Inc for the price of $172,822.

(d)	Not applicable.
(e)

Acceleron Capital Ltd ceased to be the beneficial owner of more than 5% of MGN Technologies, Inc.’s common stock on July 27, 2006, based on the 41,775,850 shares of common stock outstanding as of March 31, 2006, as reported in MGN Technologies, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on May 22, 2006 for the quarterly period ended March 31, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 2, 2006
Date
/s/ James B. Stanley
Signature
James Bennett Stanley
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)